# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Medalist Diversified REIT, Inc., CIK 0001654595
CUSIP: 58403P402
Title of class of securities: Common Stock
Address of issuer's principal executive offices: P. O. Box 8436, Richmond, Virginia (VA), 23226
Date of event which requires filing of this statement: 12/10/2025
Filed by CIK 0001271775
Persons authorized to receive notices and communications: Brent Winn, P. O. Box 8436, Richmond, Virginia (VA), 23226, 804-338-7708

## Reporting persons
- Francis P. Kavanaugh (CIK 0001271775): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,163,385.97; shared voting power 0; sole dispositive power 1,163,385.97; shared dispositive power 0; aggregate amount beneficially owned 1,163,385.97 (58.94% of the class)
  Comment: (1) Share amounts for Sole Voting Power, Sole Dispositive Power and Aggregate amount beneficially owned include common units of limited partnership interest ("OP Units") in Medalist Diversified Holdings, L.P., the operating partnership (the "Operating Partnership") of Medalist Diversified REIT, Inc., a Maryland corporation (the "Issuer") owned by the Reporting Person either directly or indirectly, through BET Trust Dated March 11, 1999 ("BET Trust"), of which the Reporting Person is trustee and has sole voting and dispositive power, that are either currently convertible into shares of the Issuer's common stock, $0.01 par value per share (the "Common Stock") or are convertible into Common Stock within 60 days or shortly thereafter, which includes 14,546.97 OP Units that will become redeemable as of January 15, 2026, 209,600 OP Units that will become redeemable as of January 24, 2026 and 251,600 OP Units that will become redeemable as of February 21, 2026. BET Trust disclaims beneficial ownership of the Shares that may be issuable upon exchange of the OP Units. The OP Units are redeemable for cash equal to the then fair market value of one share of Common Stock, except that the Operating Partnership may, at its election, cause the Issuer to acquire some or all of the OP Units so presented on a one-for-one basis for shares of the Common Stock. The Reporting Person purchased 7,063 shares of Common Stock, 958 shares of Common Stock and 10,000 shares of Common Stock on the open market on December 5, 2025, December 8, 2025 and December 10, 2025, respectively. On December 10, 2025, the Reporting Person purchased 60,000 shares of Common Stock jointly held by Alfred L. Finley and Susan J. Finley pursuant to a stock purchase agreement dated as of December 10, 2025 (the "Stock Purchase Agreement").
  
  (2) The percentage of the class was calculated based on shares of Common Stock outstanding as of December 10, 2025, which includes (i) 19,348.50 OP Units that became redeemable on January 17, 2025, (ii) 208,695.5 OP Units that became redeemable on March 28, 2025, (iii) 160,000 OP Units that became redeemable on October 11, 2025, (iv) 14,546.97 OP Units that will become redeemable as of January 15, 2026, (v) 209,600 OP Units that will become redeemable as of January 24, 2026 and (vi) 251,600 OP Units that will become redeemable as of February 21, 2026.
  
  This Amendment No. 9 to Schedule 13D amends and supplements the statement on Schedule 13D initially filed on January 31, 2023 by Francis P. Kavanaugh, as amended by that certain Amendment No. 1 to Schedule 13D filed on June 21, 2023, that certain Amendment No. 2 to Schedule 13D filed on June 27, 2023, that certain Amendment No. 3 to Schedule 13D filed on January 27, 2025, that certain Amendment No. 4 to Schedule 13D filed on February 25, 2025, that certain Amendment No. 5 to Schedule 13D filed on August 11, 2025, that certain Amendment No. 6 to Schedule 13D filed on August 27, 2025, that certain Amendment No. 7 to Schedule 13D filed on September 3, 2025 and that certain Amendment No. 8 to Schedule 13D filed on November 18, 2025 (collectively, the "Schedule 13D").

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Medalist Diversified REIT, Inc.
Address of issuer's principal executive offices: P. O. Box 8436, Richmond, Virginia (VA), 23226

## Item 2. Identity and Background
Name of person filing: Francis P. Kavanaugh
Residence or business address: The principal business address for the Reporting Person is 107 Via Florence, Newport Beach, CA 92663.
Present principal occupation or employment: The principal business of the Reporting Person is President and Chief Executive Officer of Medalist Diversified REIT, Inc. engaged in the investment and management of commercial real estate with a mailing address of P. O. Box 8436, Richmond, VA 23226.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: US

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following disclosure to Item 3:

The Reporting Person purchased 7,063 shares of Common Stock, 958 shares of Common Stock and 10,000 shares of Common Stock on the open market on December 5, 2025, December 8, 2025 and December 10, 2025, respectively. On December 10, 2025, the Reporting Person purchased 60,000 shares of Common Stock jointly held by Alfred L. Finley and Susan J. Finley pursuant to the Stock Purchase Agreement.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3, 5 and 6 hereof are hereby incorporated by reference into this Item 4, as applicable. In addition, Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following disclosure to Item 4:

The Reporting Person purchased 7,063 shares of Common Stock, 958 shares of Common Stock and 10,000 shares of Common Stock on the open market on December 5, 2025, December 8, 2025 and December 10, 2025, respectively. On December 10, 2025, the Reporting Person purchased 60,000 shares of Common Stock jointly held by Alfred L. Finley and Susan J. Finley pursuant to the Stock Purchase Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person has voting and dispositive power over 1,163,385.97 shares of Common Stock of the Issuer, which represents approximately 58.94% of the total issued and outstanding shares of Common Stock of the Issuer based upon 1,973,790.97 shares of Common Stock outstanding at December 10, 2025, as reported by the Issuer, which includes (i) 19,348.50 OP Units that became redeemable on January 17, 2025, (ii) 208,695.5 OP Units that became redeemable on March 28, 2025, (iii) 160,000 OP Units that became redeemable on October 11, 2025, (iv) 14,546.97 OP Units that will become redeemable as of January 15, 2026, (v) 209,600 OP Units that will become redeemable as of January 24, 2026 and (vi) 251,600 OP Units that will become redeemable as of February 21, 2026. The OP Units are redeemable for cash equal to the then fair market value of one share of the Common Stock, except that the Operating Partnership may, at its election, cause the Issuer to acquire some or all of the OP Units so presented on a one-for-one basis for shares of the Common Stock
Number of shares as to which each person has sole or shared power to vote or dispose: 914,190.97
Transactions in the class effected during the past sixty days: The Reporting Person purchased 7,063 shares of Common Stock, 958 shares of Common Stock and 10,000 shares of Common Stock on the open market on December 5, 2025, December 8, 2025 and December 10, 2025, respectively. On December 10, 2025, the Reporting Person purchased 60,000 shares of Common Stock jointly held by Alfred L. Finley and Susan J. Finley pursuant to the Stock Purchase Agreement.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following disclosure to Item 6:

On December 10, 2025, the Reporting Person and Alfred L. Finley and Susan J. Finley entered into the Stock Purchase Agreement described in Item 4 to this Amendment No. 9.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Francis P. Kavanaugh: /s/ Francis P. Kavanaugh, Francis P. Kavanaugh (12/12/2025)